                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K

(MARK ONE)
[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 [FEE REQUIRED]

For the fiscal year ended June 30, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from           to
                               ---------    ----------
Commission file number           0-11230
                       ---------------------------

     Full title of the plan and the address of the plan, if different from that of the issuer named below.

             REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN

     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                REGIS CORPORATION
                              7201 Metro Boulevard
                          Minneapolis, Minnesota  55439
                                  612-947-7000

             REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN

                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                          AS OF JUNE 30, 1997 AND 1996

              AND FOR THE YEARS ENDED JUNE 30, 1997, 1996 AND 1995

                          INDEX OF FINANCIAL STATEMENTS

                                                                         PAGE(S)
                                                                         -------

  Report of Independent Accountants                                         2

  Statement of Assets Available for Plan Benefits
     as of June 30, 1997 and 1996                                           3

  Statement of Changes in Assets Available for Plan Benefits
     for the years ended June 30, 1997, 1996 and 1995                       4

  Notes to Financial Statements                                            5-10

                        REPORT OF INDEPENDENT ACCOUNTANTS

Compensation Committee of the Board of Directors of Regis Corporation:

We have audited the accompanying statement of assets available for plan benefits of the Regis Corporation 1991 Contributory Stock Purchase Plan as of June 30, 1997 and 1996, and the related statement of changes in assets available for plan benefits for the years ended June 30, 1997, 1996 and 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Regis Corporation 1991 Contributory Stock Purchase Plan as of June 30, 1997 and 1996, and the changes in assets available for plan benefits for the years ended
June 30, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.

                                   /s/Coopers & Lybrand L.L.P.

                                   COOPERS & LYBRAND L.L.P.

Minneapolis, Minnesota
August 1, 1997

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE 30, 1997 AND 1996


                      ASSETS                              1997          1996

Common stock of Regis Corporation, at fair value
(cost of $2,429,656 and $1,550,961 at June 30,
1997 and 1996, respectively)                           $3,712,472    $4,071,768
                                                       ----------    ----------

Assets available for plan benefits                     $3,712,472    $4,071,768
                                                       ----------    ----------
                                                       ----------    ----------



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE 30, 1997, 1996 AND 1995

                                                      1997          1996           1995
Additions to assets:
   Employee contributions                        $ 1,258,628     $  866,908     $  673,978
   Employer contributions                            222,178        153,038        118,986
   Dividend income                                    11,022          9,531
   Unrealized (depreciation) appreciation
      of investments                              (1,237,991)     1,979,362        363,914
   Net realized gains on withdrawals by
      participants of common stock                   337,167        552,525        166,666
                                                 -----------     ----------     ----------
      Total additions                                591,004      3,561,364      1,323,544

Deductions from assets:
   Withdrawals by participants of common stock,
      at fair value                                  950,300      1,190,514        639,764
                                                 -----------     ----------     ----------

Net (decrease) increase                             (359,296)     2,370,850        683,780

Assets available for plan benefits:
   At beginning of year                            4,071,768      1,700,918      1,017,138
                                                 -----------     ----------     ----------

   At end of year                                $ 3,712,472     $4,071,768     $1,700,918
                                                 -----------     ----------     ----------
                                                 -----------     ----------     ----------



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

REGIS CORPORATION 1991 CONTRIBUTORY STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF PLAN:

     The following brief description of the Regis Corporation 1991 Contributory Stock Purchase Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

     GENERAL:
     The Plan is a contributory defined contribution plan designed to enable Regis Corporation (the Company) participating employees and franchise employees to purchase shares of common stock of the Company through an agent at prevailing market prices based on contributions made by the participants and the Company. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     The Plan was approved by the Company's Board of Directors on July 29, 1991 and commenced on January 1, 1992. A total of 1,200,000 shares of the Company's common stock may be acquired under the Plan, on behalf of the participants.

     ELIGIBILITY:
     All employees of the Company (including those who are officers and directors) are eligible to participate in the Plan. Effective January 1, 1995, employees of the Company's franchised locations also became eligible to participate in the Plan. As of June 30, 1997, there were approximately 2,000 participants in the Plan.

     CONTRIBUTIONS:
     An eligible participant may contribute to the Plan through payroll deductions with a minimum deduction of $10 per month and a maximum deduction not to exceed ten percent of total compensation. Contributions can be made via a fixed dollar contribution or a percentage of compensation contribution. The Company contributes to the Plan fifteen percent of the purchase price of the common stock to be purchased on the open market and, in addition, pays all commissions and fees related to the acquisition of the common stock. Contributions are not deemed to have been made under the Plan until they have been received by the agent. Employees are fully vested in their own contributions and in the Company's fifteen percent contribution upon the purchase of common stock on their behalf. The Plan provides that in no event shall the Company make contributions under the Plan in excess of $1,200,000 in the aggregate (including all expenses of the Plan paid by the Company).

     EXPENSES:
     The Plan provides, among other things, that all expenses of the Plan and its administration will be paid by the Company. These expenses include primarily broker's commissions, transfer fees, administrative costs and similar expenses.

     THE AGENT AND PURCHASES OF COMMON STOCK:
     The agent for the Plan, Piper Jaffray Inc., maintains custody of the Plan's assets and uses the participants' payroll deductions, the Company's contributions, and cash dividends received, if any, to purchase common stock of the Company on the open market.

     WITHDRAWALS AND TERMINATION OF EMPLOYMENT:
     The Plan provides that upon withdrawal from the Plan, each participant will receive the shares of common stock of the Company held on the participant's behalf by the agent and cash for any fractional shares held. On termination of employment, distribution will be made to the employee, or, in the case of death, to the persons entitled thereto, of all shares and cash adjustments as described above.

     PLAN TERMINATION:

     The Plan will end at the earliest of the following times:

     - When the Company has contributed $1,200,000 in aggregate to the Plan, including all expenses of the Plan paid by the Company (as of June 30, 1997, the Company had contributed an aggregate of $765,955 to the
          Plan);

     - When the 1,200,000 shares registered with the Securities and Exchange Commission have been purchased (as of June 30, 1997, there were 803,637 shares available for purchase);

     -    At any time after the giving of 30 days notice by the Company; or

     -    At June 30, 1999, unless the Plan is extended to a later date.

     Upon termination of the Plan, all unapplied cash credits not already used to purchase common stock of the Company remaining in participants' accounts would be refunded in cash to participants.

     The Company's Board of Directors may from time to time suspend, discontinue or extend the Plan or revise or amend it as they may deem necessary or appropriate. During 1996, the Company's Board of Directors amended the Plan. The amendments included a change in certain eligibility requirements, extension of the Plan until June 30, 1999, an increase in the number of shares subject to the Plan to 1,200,000 shares and an increase in the Company's maximum contribution to $1,200,000.

     FEDERAL INCOME TAX CONSEQUENCES:
     The Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the restrictions and special tax treatment provided therein are not available to participants. The Plan does not provide for income taxes as all taxable income is taxable to the participants. Amounts contributed by the Company are treated as part of the employees' salary or wages and are subject to income tax withholding. Dividends on the stock held, if any, will be used to purchase additional shares for each participant holding such stock on the record date of the dividend. Upon disposition of the common stock of the Company purchased under the Plan, participants must treat any gain or loss as long-term or short-term capital gains depending on the holding period of such shares.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BASIS OF ACCOUNTING:
     The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Withdrawals of common stock are recorded at the date of withdrawal.

     EMPLOYEE ACCOUNTS:
     The agent for the Plan maintains a separate account for each participating employee. The agent allocates to each account the number of full and fractional shares of the Company's common stock purchased with contributions and other proceeds credited to such account.

     COMMON STOCK VALUATION:
     Common stock of the Company is stated at fair value as quoted on NASDAQ. The differences between fair value at dates of withdrawal and cost of shares, computed on an average cost basis, are reported as realized gains or losses in the statement of changes in assets available for plan benefits. The differences between the quoted fair value at the end of the Plan year and cost of shares not withdrawn are reported as unrealized appreciation or depreciation in the statement of changes in assets available for plan benefits.

     USE OF ESTIMATES:
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   CONCENTRATION OF MARKET RISK:

     The Plan's assets available for plan benefits consist entirely of the common stock of Regis Corporation. Accordingly, the underlying value of the Plan assets is entirely dependent on the performance of Regis Corporation and the market's evaluation of such performance. It is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of assets available for plan benefits and the statement of changes in assets available for plan benefits.

4.   STOCK SPLIT:

     All shares and price per share amounts have been adjusted for the Company's three-for-two stock split on May 20, 1996.

5.   ANALYSIS OF COMMON STOCK ACTIVITY:

     The following sets forth the Plan activity and related costs with respect to the Company's common stock:

                                                        SHARES (1)       COST


          Balance at June 30, 1994                        117,363    $  839,607

          1995 purchases                                   74,859       792,964
          1995 withdrawals by participants                (59,682)     (473,098)
                                                         --------    ----------
          Balance at June 30, 1995                        132,540     1,159,473

          1996 purchases                                   59,860     1,029,477
          1996 withdrawals by participants                (62,103)     (637,989)
                                                         --------    ----------

          Balance at June 30, 1996                        130,297     1,550,961

          1997 purchases                                   69,815     1,491,828
          1997 withdrawals by participants                (42,970)     (613,133)
                                                         --------    ----------

          Balance at June 30, 1997                        157,142    $2,429,656
                                                         --------    ----------
                                                         --------    ----------

          (1)   Rounded to nearest share.

     At June 30, 1997 and 1996, the share price of Regis Corporation common stock, based on quoted market value, was $23.625 and $31.25, respectively.

6.   UNREALIZED APPRECIATION (DEPRECIATION) OF COMMON STOCK:

     The change in unrealized appreciation (depreciation) of the Company's common stock was as follows:

                                                     1997           1996           1995
     Unrealized appreciation at end of period    $ 1,282,816     $2,520,807     $  541,445

     Less unrealized appreciation
        at beginning of period                    (2,520,807)      (541,445)      (177,531)
                                                 -----------     ----------     ----------
     Unrealized (depreciation) appreciation
        for the period                           ($1,237,991)    $1,979,362     $  363,914
                                                 -----------     ----------     ----------
                                                 -----------     ----------     ----------

7.   NET REALIZED GAINS ON WITHDRAWALS BY PARTICIPANTS:

     The net realized gains on distributions of the Company's common stock to participants is summarized as follows:

                                                      1997          1996            1995
     Fair value at dates of distribution           $ 950,300     $1,190,514     $  639,764

     Less cost of shares distributed, computed
        on an average cost basis                    (613,133)      (637,989)      (473,098)
                                                   ---------     ----------     ----------
     Net realized gains for the period             $ 337,167     $  552,525     $  166,666
                                                   ---------     ----------     ----------
                                                   ---------     ----------     ----------

                                    EXHIBITS

The following documents are filed as exhibits to this Report:

          EXHIBIT NO.                   DOCUMENT

               23                  Consent of Independent Accountants


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of Regis Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                   REGIS CORPORATION 1991 CONTRIBUTORY
                                   STOCK PURCHASE PLAN

                                   By:  REGIS CORPORATION



                                   By /s/ Paul D. Finkelstein
                                     ------------------------
                                          Paul D. Finkelstein
                                          Chief Executive Officer


Dated: September 26, 1997

                                  EXHIBIT INDEX


EXHIBIT NO.         DOCUMENT                                                PAGE
     23             Consent of Independent Accountants                       13